Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Netflix, Inc.:

We consent to the use of our reports dated February 27, 2007, with respect to the consolidated balance sheets of Netflix, Inc. and subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference herein, which reports appear in the December 31, 2006, annual report on Form 10-K of Netflix, Inc.

/s/ KPMG LLP

Mountain View, California

August 6, 2007